Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Strategic Alliance with CommScope
Equity Investment of $8.5 Million tied to Product Development Milestones

Mississauga, Ontario — August 9, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) a leading developer and manufacturer of hydrogen generation and fuel cell products, has entered into a strategic alliance with CommScope, Inc. (NYSE: CTV), a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in Hydrogenics. Under the terms of the agreement, CommScope and Hydrogenics will jointly develop next-generation power modules for telecom-related backup power applications, to be incorporated by CommScope in its products sold to customers worldwide.

“This is a very exciting day for Hydrogenics,” said Daryl Wilson, Hydrogenics’ president and CEO. “The agreement with CommScope strengthens our existing partnership and lays the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the booming cell phone infrastructure around the globe. In that vein, we will work on developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.”

“We are extremely pleased to be taking this next step with Hydrogenics, forging a long-term product development partnership,” said Ted Hally, executive vice president and chief commercial officer, CommScope. “CommScope firmly believes in the market for fuel cell backup power systems. Hydrogenics’ fuel cell technology within this space offers the most attractive and robust application and they have many years of experience in systems design and integration. This gives us confidence that, working together, our power management solutions will prove an asset to telecom providers around the world.”

Under the agreement, CommScope will purchase from Hydrogenics common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8,500,000. The first tranche, which is expected to close on August 12, 2010, will consist of 879,393 common shares for an aggregate purchase price of US$3,237,046 (US$3.68 per share).  Upon closing of the first tranche, CommScope will own approximately 19.98% of the current issued and outstanding common shares of the company.

The transaction is subject to various conditions, including receipt of regulatory approvals, which includes the approval of the Toronto Stock Exchange and Nasdaq Global Market. The second, third and fourth tranches are subject to shareholder approval at a special meeting of Hydrogenics shareholders, which is anticipated to be held on September 28, 2010. The third and fourth tranches are also subject to the satisfaction by Hydrogenics of certain agreed upon product development milestones with respect to Hydrogenics’ fuel cell business, which are expected to occur in the third quarter of 2011. No assurances can be provided that such product development milestones will be achieved by Hydrogenics.

The agreement provides, among other things, that CommScope will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the board of directors of Hydrogenics.

Hydrogenics and CommScope will also enter into an intellectual property license agreement on the closing of the first tranche wherein Hydrogenics will grant to CommScope a license to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events.

The material change report and definitive agreements will be filed by Hydrogenics on SEDAR and EDGAR.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

ABOUT COMMSCOPE

CommScope, Inc. (www.commscope.com) provides essential infrastructure that makes communication possible. We empower people to connect and communicate seamlessly where, when, and how they choose. Our solutions and services for wired and wireless networks enable high-bandwidth data, video, and voice applications everywhere — at home, at work, and on the go. Through every wave of technology, CommScope helps the world connect and evolve. Backed by numerous respected brands such as Andrew®, SYSTIMAX® and Uniprise®, CommScope supports customers in more than 100 countries around the world through its focus on integrity, ethics, quality and technical innovation.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com